Exhibit 99.1

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this “Agreement”), dated as of January 31st, 2024, is by and between MIDEA INTERNATIONAL CO., LIMITED, a company organized under the laws of Hong Kong (the “Purchaser”), and Ostin Technology Group Co., Ltd., a company organized under the laws of Cayman Islands (the “Company”). The Purchaser and the Company are sometimes herein referred to each as a “Party,” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Company and the Purchaser desire to provide for the issuance, sale and purchase of 2,800,000 ordinary shares of the Company, par value US$0.0001 per share (“Shares”) on the terms and conditions set forth in this Agreement;

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the issuance, sales and purchases and related transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.1 Issuance, Sale and Purchase of Shares from the Company. Subject to the terms and conditions of this Agreement, and in reliance upon the representations and warranties set forth herein, the Company agrees to issue, sell and deliver to the Purchaser, free and clear of any pledge, mortgage, security interest, encumbrance, lien, charge, assessment, claim or restriction of any kind or nature, and the Purchaser agrees to purchase from the Company, on the Closing Date (as defined below), 2,800,000 ordinary shares of the Company (such Shares, the “Purchased Shares”).

Section 1.2 Purchase Price. The total consideration payable by the Purchaser to the Company shall be US$0.35 per Share. The aggregate total consideration payable by Purchaser shall be US$980,000, referred to herein as the “Purchase Price”. The Purchase Price shall be payable by the Purchaser at Closing (as defined herein).

Section 1.3 Closing.

(a) Upon the terms and subject to the conditions of this Agreement, the closing (the “Closing”) of the purchase and sale of the Purchased Shares shall take place remotely via the electronic exchange of the closing documents and signatures on or prior to the fifth (5th) business day following the satisfaction or waiver of all conditions to the obligations of the Parties set forth in Section 1.4 (other than those conditions that by their nature are to be satisfied at Closing), or any other date and time that is agreed upon in writing by the Company and the Purchaser (the date on which the Closing actually occurs, the “Closing Date”). At the Closing, (a) Purchaser shall pay its Purchase Price to the Company in U.S. dollars by same-day wire transfer, or by such other method mutually agreeable to the Company and such Purchaser, of immediately available funds to such bank account(s) designated in writing by the Company, and (b) the Company shall deliver or cause to be delivered to the Purchaser certificate(s) representing the Purchased Shares, registered in the name of the Purchaser (or its nominee), and any and all other documents as may be reasonably requested by Purchaser or required by the laws of the Cayman Islands to effect the issuance and sale of the Purchased Shares and entry into the Registry of Shareholders of the Company.

(b) Restrictive Legend. Each certificate representing Purchased Shares shall be endorsed with the following legend:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE. THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED WITHIN THE UNITED STATES IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION THEREFROM.

Section 1.4 Closing Conditions.

(a) Conditions of the Purchaser for Closing. The obligation of the Purchaser to purchase and pay for the Purchased Shares as contemplated by this Agreement is subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may be waived by the Purchaser in its sole discretion:

(i) The Registration Rights Agreement between the Company and the Purchaser dated as of the date hereof, substantially in the form attached as Exhibit A hereto (the “Registration Rights Agreement”), shall have been executed and delivered by the parties thereto.

(ii) All corporate and other actions required to be taken by the Company (in the reasonable determination of the Purchaser) in connection with the issuance and sale of the Purchased Shares shall have been completed.

(iii) The representations and warranties of the Company contained in Section 2.1 of this Agreement that are qualified as to materiality or Material Adverse Effect (as defined herein) shall have been true and correct on the date of this Agreement and on and as of the Closing Date, and any representations or warranties not so qualified shall have been true and correct in all material respects on the date of this Agreement and on and as of the Closing Date; and the Company shall have performed and complied in all material respects with all, and not be in breach or default in any material respect under any, agreements, covenants, conditions and obligations contained in this Agreement that are required to be performed or complied with on or before the Closing Date.

(iv) No governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, prevents, prohibits, imposes any damages or penalties that are substantial in relation to the Company, or otherwise makes illegal the consummation of the transactions contemplated by this Agreement; and no action, suit, proceeding or investigation shall have been instituted by a governmental authority of competent jurisdiction or threatened that seeks to restrain, enjoin, prevent, prohibit, impose any damages or penalties that are substantial in relation to the Company, or otherwise makes illegal the consummation of the transactions contemplated by this Agreement.

(v) From and after the date hereof, no event or events shall have occurred, which, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

(vi) The Company shall have delivered to the Purchaser a certificate, dated as of the Closing Date and signed by its Chief Executive Officer, certifying to the fulfillment of the conditions specified in this Section 1.4(a).

(b) Conditions of the Company. The obligation of the Company to issue and sell the Purchased Shares to be sold to and purchased by the Purchaser as contemplated by this Agreement are subject to the satisfaction, on or before the Closing Date, of each of the following conditions, any of which may be waived in writing by the Company in its sole discretion:

(i) The Registration Rights Agreement shall have been executed and delivered by the Purchaser.

(ii) All corporate and other actions required to be taken by the Purchaser in connection with the purchase of the Purchased Shares shall have been completed.

(iii) The representations and warranties of the Purchaser contained in Section 2.2 of this Agreement shall have been true and correct in all material respects on the date of this Agreement and on and as of the Closing Date; and the Purchaser shall have performed and complied in all material respects with all, and not be in breach or default in any material respect under any, agreements, covenants, conditions and obligations contained in this Agreement that are required to be performed or complied with on or before the Closing Date.

(iv) No governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, prevents, prohibits, imposes any damages or penalties that are substantial in relation to the Company, or otherwise makes illegal the consummation of the transactions contemplated by this Agreement; and no action, suit, proceeding or investigation shall have been instituted by a governmental authority of competent jurisdiction or threatened that seeks to restrain, enjoin, prevent, prohibit, impose any damages or penalties that are substantial in relation to the Company, or otherwise makes illegal the consummation of the transactions contemplated by this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser, as of the date hereof and as of the Closing Date, as follows:

(a) Organization and Authority. The Company is a company duly incorporated as an exempted company with limited liability, validly existing and in good standing under the laws of the Cayman Islands. The Company has all requisite power and authority to carry on its business as it is currently being conducted. The Company has all necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement and the performance of its obligations hereunder have been duly authorized by all requisite action on the part of the Company and its shareholders. This Agreement constitutes the valid and legally binding obligations of the Company, enforceable in accordance with its respective terms and conditions, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b) Capitalization.

(i) The authorized share capital of the Company consists of 500,000,000 Shares, of which, as of the date of this Agreement, 14,006,250 Shares are issued and outstanding. All issued and outstanding Shares of the Company are validly issued, fully paid and nonassessable. As of the date of this Agreement, no Shares are held in treasury and no Shares are reserved for future issuance. There are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries. All Shares subject to issuance as aforesaid, upon issuance on the terms and subject to the conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any subsidiary or any other Person. As used herein, “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

(ii) All outstanding Shares and all outstanding awards under the Company’s stock plans and all outstanding shares of capital stock of each of the Company’s subsidiaries have been issued and granted in compliance with (i) all applicable Securities Laws and other applicable laws and (ii) all requirements set forth in applicable contracts. The Company or any of its subsidiaries has not issued any notes, bonds or other debt securities, or any option, warrant or other right to acquire the same, of the Company or any of its subsidiaries. “Securities Laws” means the United States Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, the listing rules of, or any listing agreement with Nasdaq Global Market and any other applicable law regulating securities or takeover matters.

(c) Due Issuance of the Purchased Shares. The Purchased Shares have been duly authorized and, when issued and delivered to and paid for at Closing by the Purchaser pursuant to this Agreement, will be validly issued, fully paid and non-assessable and free and clear of any pledge, mortgage, security interest, encumbrance, lien, charge, assessment, claim or restriction of any kind or nature, except for restrictions arising under the “Securities Act” and upon delivery will transfer to the Purchaser good and valid title to the Purchased Shares.

(d) Non-contravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental entity or court to which the Company is subject, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of or creation of an encumbrance under, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under, any agreement, contract, lease, license, instrument, or other arrangement to which the Company is a party or by which the Company is bound or to which any of the Company’s assets are subject. There is no action, suit or proceeding, pending or threatened against the Company that questions the validity of this Agreement or the right of the Company to enter into this Agreement or to consummate the transactions contemplated hereby or thereby.

(e) Consents and Approvals. Neither the execution and delivery by the Company of this Agreement, nor the consummation by the Company of any of the transactions contemplated hereby, nor the performance by the Company of this Agreement in accordance with its terms requires the consent, approval, order or authorization of, or registration with, or the giving notice to, any governmental or public body or authority or any third party, except such as have been obtained, made or given.

(f) Compliance with Laws. The business of the Company is being conducted in material compliance with all laws applicable to the Company. As used herein, “Material Adverse Effect” shall mean any event, fact, circumstance or occurrence that, individually or in the aggregate with any other events, facts, circumstances or occurrences, results in or would reasonably be expected to result in a material adverse change in or a material adverse effect on any of (i) the financial condition, assets, liabilities, results of operations, business, or operations of the Company taken as a whole, except to the extent that any such Material Adverse Effect results from (x) the public disclosure of the transactions contemplated hereby in accordance with the terms of this Agreement, (y) changes in generally accepted accounting principles that are generally applicable to comparable companies, or (z) changes in general economic and market conditions (provided, in the case of clause (z) that such changes do not affect any of the Company disproportionately as compared to any of the Company’s competitors), or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement and to perform its material obligations under this Agreement.

(g) SEC Filings; Financial Statements.

(i) The Company has filed or furnished, as applicable, all SEC Documents required to be filed or furnished by it with the United States Securities and Exchange Commission (the “SEC”) and Nasdaq for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) pursuant to the applicable securities laws and stock exchange rules. As of their respective filing or furnishing dates, or to the extent corrected by a subsequent restatement, the SEC Documents complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002, the Securities Act, the Exchange Act or Nasdaq’s rules, as the case may be, and the rules and regulations promulgated thereunder, as applicable, to the respective SEC Documents, and, none of the SEC Documents, at the time they were filed or furnished, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(ii)  The financial statements (including any related notes) contained in the SEC Documents (collectively, the “Financial Statements”): (a) were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered thereby (except as may be otherwise indicated in such Financial Statements or the notes thereto, or in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed to summary statements) and (b) fairly present in all material respects the consolidated financial position of the Company and the Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and the Subsidiaries for the periods covered thereby, in each case except as disclosed therein or in the SEC Documents and as permitted under the Exchange Act.

(iii) The Company has established and maintains a system of internal accounting controls that will be in compliance with the Exchange Act and sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets and liabilities is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the date of the latest audited financial statements of the Company included or incorporated by reference in the SEC Documents, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting (other than as set forth in the SEC Documents).

(iv) There is no transaction, arrangement, or other relationship between the Company (or any Subsidiary) and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in SEC Documents and is not so disclosed and would have or reasonably be expected to result in a Material Adverse Effect.

(h)   There are no actions, suits, proceedings or arbitrations by or against the Company or its Subsidiaries pending (of which the Company or its Subsidiaries has received notice or otherwise has knowledge) before any Governmental Authority (as defined below), or, to the Company’s or any of its Subsidiaries’ knowledge, threatened to be brought by or before any Governmental Authority, that would have a Material Adverse Effect. There is no unsatisfied judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against or any open injunction binding upon the Company or its Subsidiaries that would have a Material Adverse Effect. SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any of its Subsidiaries under the Exchange Act or the Securities Act. As used herein, “Governmental Authority” means any federal, state, provincial, local, municipal, foreign or other governmental or quasi-governmental authority, including any arbitrator and applicable securities exchanges, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.

(i)   Since September 30, 2022, (i) the Company and its Subsidiaries have carried on their respective businesses in the ordinary course, consistent with past practice, and, there has not been any change, development, occurrence or event that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, (ii) the Company has not incurred any material liabilities (contingent or otherwise) other than (a) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (b) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or disclosed in filings made with SEC, (iii) the Company has not altered materially its method of accounting or the manner in which it keeps its accounting books and records, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its share capital (other than in connection with repurchases of unvested stock issued to employees of the Company), (v) the Company has not executed, amended or modified any material contract, and (vi) the Company has not issued any equity securities to any officer, director or affiliate, except pursuant to existing Company stock option or stock purchase plans or executive and director compensation arrangements disclosed in the SEC Documents. Except for the issuance of the Purchased Shares, no event, liability or development has occurred or exists with respect to the Company or its Subsidiaries or their respective business, properties, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made that has not been publicly disclosed.

(j)    The Company owns, possesses, licenses or has other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark applications and registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of the Company’s business as now conducted or, to the Company’s knowledge, necessary for the Company’s business to be conducted as described in the SEC Documents, free and clear of all material liens, security interests or encumbrances.

(k)      All material franchises, permits, licenses, consents and other permissions, authorizations, orders, filings, registrations, notifications, certificates, clearances, qualifications and approvals (“Permits”), for carrying on the business of the Company described in the SEC Documents, including all Permits required therefor by any applicable Regulatory Agency, have been obtained and are in full force and effect, except as would not have a Material Adverse Effect. The Company has not been notified in writing that any such Permits will be revoked or is incapable of renewal, except for any approvals required from the applicable Regulatory Agencies for the clinical development or marketing of any of the Company’s product candidates that has not yet been initiated or where the failure to obtain any such Permit would not have a Material Adverse Effect. As used herein, “Regulatory Agency” means all applicable statutes, rules, regulations and policies of applicable regulatory authorities.

(l)     Neither the Company, nor to the Company’s knowledge, any director, officer, agent, employee or other person or entity acting on behalf of the Company has, in the course of its actions for, or on behalf of, the Company, used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, as amended, or any similar law or legislation; or made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(m)       Neither the Company, nor to the Company’s knowledge, any director, officer, agent, employee or other person or entity acting on behalf of the Company is currently subject to any U.S. sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority.

(n)      The operations of the Company are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the Company’s knowledge, threatened.

(o)  The Company and its Subsidiaries are in compliance with all applicable laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(p)   The Company and its Subsidiaries have good and marketable title to all real property owned by them. The Company and its Subsidiaries have good and marketable title to all tangible personal property owned by them that is material to the business of the Company and its Subsidiaries, taken as whole, in each case free and clear of all Liens except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries. Any real property and facilities held under lease by the Company and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

(q)   The Company and each of the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Company believes to be prudent and customary in the businesses and locations in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage and clinical trial liability coverage. Neither the Company nor any of its Subsidiaries has received any notice of cancellation of any such insurance, nor, to the Company’s knowledge, will it or any Subsidiary be unable to renew their respective existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(r)    The Company and each of its Subsidiaries (i) has accurately and timely prepared and filed all foreign, federal, state, county, and local income and all other material return, statement, schedule, declaration, claim for refund, report, document or form filed or required to be filed with respect to Taxes (as defined below), including any amendment, attachment and supplement thereof (“Tax Returns”) required by any jurisdiction to which it is subject, (ii) has paid all material Taxes due and owing whether or not shown on such Tax Returns and (iii) has set aside on its books provisions reasonably adequate for the payment of all Taxes for periods subsequent to the periods to which such returns, reports or declarations apply, unless otherwise would not have a Material Adverse Effect.

(s)     No brokerage, finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other person or entity with respect to the transactions contemplated by this Agreement. The Purchaser shall have no obligation with respect to any such fees or with respect to any claims made by or on behalf of other persons or entities for fees of a type contemplated in this subsection that may be due in connection with the transactions contemplated by this Agreement.

(t)   Neither the Company, nor to the Company’s knowledge, any director, executive officer or other officer of the Company, any beneficial owner (as that term is defined in Rule 13d-3 under the Exchange Act) of 20% or more of the outstanding Ordinary Shares, calculated on the basis of voting power, any “promoter” (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the date hereof, is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), and the Company has exercised reasonable care in determining the foregoing. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e) and has furnished to the Purchaser a copy of any such disclosures and will notify the Purchaser of the occurrence of any Disqualification Event occurring subsequent to the date hereof and prior to the Closing. The Company is not for any other reason disqualified from reliance upon Regulation D for purposes of the transactions contemplated hereby. The Company is not a “shell company” (as defined in Rule 12b-2 under the Exchange Act).

(u)     The Company is not and, following the Closing, will not be required to register as an investment company under the Investment Company Act of 1940, as amended.

(v)      The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm’s length Purchaser with respect to this Agreement and the transactions contemplated hereby and thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and thereby and any advice given by any such Purchaser or any of their respective representatives or agents in connection with this Agreement and the transactions contemplated hereby and thereby is merely incidental to the Purchaser’s purchase of the Shares.

(w)  There are no outstanding loans, advances (except advances for business expenses in the ordinary course of business) or guarantees of indebtedness by the Company or any affiliate of the Company to or for the benefit of any of the officers or directors of the Company or any affiliate of the Company or any of their respective family members that are required to be disclosed and have not been disclosed in the SEC Documents.

(x)   The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Purchased Shares may be pledged by the Purchaser in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Purchased Shares hereunder, and such Purchaser effecting a pledge of Purchased Shares shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement, provided such pledge shall be effected in compliance with the Securities Act and the rules and regulations promulgated thereunder. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Purchased Shares may reasonably request in connection with a pledge of the Purchased Shares to such pledgee by such Purchaser.

(y)  The Company meets the registration and transaction requirements for use of Form F-3 for the registration of the Purchased Shares for resale by the Purchaser.

(z) The Company is not a “passive foreign investment company” (a “PFIC”), as defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Immediately following the Closing, the Company will not be a PFIC. The Company has no plan or intention to take any action that would result in the Company becoming a PFIC for the current year or any future year.

Section 2.2 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Company, as of the date hereof and as of the Closing Date, as follows:

(a) Due Formation. The Purchaser is a company duly incorporated as an exempted company with limited liability, validly existing and in good standing under the laws of the Cayman Islands, with full power and authority to own and operate and to carry on its business in the places and in the manner as currently conducted.

(b) Authority. The Purchaser has full power and authority to enter into, execute and deliver this Agreement and each agreement, certificate, document and instrument to be executed and delivered by the Purchaser pursuant to this Agreement and to perform its obligations hereunder. The execution and delivery by the Purchaser of this Agreement and the performance by the Purchaser of its obligations hereunder have been duly authorized by all requisite actions on its part.

(c) Valid Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(d) Consents. Neither the execution and delivery by the Purchaser of this Agreement nor the consummation by it of any of the transactions contemplated hereby nor the performance by the Purchaser of this Agreement in accordance with its terms requires the consent, approval, order or authorization of, or registration with, or the giving of notice to, any governmental or public body or authority or any third party, except as have been obtained, made or given.

(e) No Conflict. Neither the execution and delivery by Purchaser of this Agreement, nor the consummation by it of any of the transactions contemplated hereby, nor compliance by Purchaser with any of the terms and conditions hereof will contravene any existing agreement, federal, state, county or local law, rule or regulation or any judgment, decree or order applicable to, or binding upon, Purchaser.

(f) Status and Investment Intent.

(i) Experience. The Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchased Shares. The Purchaser is capable of bearing the economic risks of such investment, including a complete loss of its investment.

(ii) Purchase Entirely for Own Account. The Purchaser is acquiring the Purchased Shares that it is purchasing pursuant to this Agreement for investment for its own account for investment purposes only and not with the view to, or with any intention of, resale, distribution or other disposition thereof. The Purchaser does not have any direct or indirect arrangement, or understanding with any other persons to distribute, or regarding the distribution of the Shares in violation of the Securities Act or any other applicable state securities law.

(iii) Restricted Securities. The Purchaser acknowledges that the Purchased Shares are “restricted securities” that have not been registered under the Securities Act or any applicable state securities law. The Purchaser further acknowledges that, absent an effective registration under the Securities Act, the Purchased Shares may only be offered, sold or otherwise transferred (i) to the Company, (ii) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act or (iii) pursuant to an exemption from registration under the Securities Act.

(iv) No Broker. No broker, investment banker or other person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the execution and delivery of this Agreement or the Registration Rights Agreement or the consummation of any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

ARTICLE III

COVENANTS

Section 3.1 Lock-Up. The Purchaser agrees that it will not, without the prior written consent of the Company, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any of the Purchased Shares or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of the Purchased Shares prior to the date 45 days after the Closing Date, except to a direct or indirect wholly-owned subsidiary of the Purchaser that shall be bound by this Agreement as if such subsidiary were a party (“Related Transferee”).

Section 3.2 CSRC Filings Assistance. The Purchaser understands that the Company may be required to be filed with China Securities Regulatory Commission (“CSRC”) in respect of the transaction under this Agreement within three days following the Closing. The Purchaser agrees to provide the Company with the information or assistance necessary to complete the above CSRC filings.

Section 3.3 Resale Registration Statement. After the Closing, the Company shall file a Resale Registration Statement with SEC in accordance with the Registration Rights Agreement between the Company and the Purchaser dated as of the date hereof.

Section 3.4  Passive Foreign Investment Company. The Company will use commercially reasonable efforts to avoid classification as a PFIC for the current year or any subsequent year. The Company agrees to make available to the Purchaser upon request, the books and records of the Company and to provide information to the Purchaser pertinent to the Company’s status or potential status as a PFIC. Upon a determination by the Company, the Purchaser or any taxing authority that the Company has been or is likely to become a PFIC, the Company will provide the Purchaser with all information reasonably available to it to the Purchaser to (i) accurately prepare all tax returns and comply with any reporting requirements as a result of such determination and (ii) make any election (including, without limitation, a “qualified electing fund” election under Section 1295 of the Code), with respect to the Company, and comply with any reporting or other requirements incident to such election. If a determination is made by the Company, the Purchaser or any taxing authority that the Company is a PFIC for a particular year, then for such year and for each year thereafter, the Company will also provide the Purchaser, and its Affiliates if so requested by the Purchaser, with a completed “PFIC Annual Information Statement” as required by Treasury Regulation Section 1.1295-1(g) and otherwise comply with applicable Treasury Regulation requirements. The Company will promptly notify the Purchaser of any assertion by the Internal Revenue Service that the Company is or is likely to become a PFIC.

ARTICLE IV

ADDITIONAL AGREEMENTS

Section 4.1 Rights to Purchase New Voting Securities

(a) In the event that the Company proposes to issue new Voting Securities, the Purchaser shall have the right to purchase, in lieu of the Person to whom the Company proposed to issue such new Voting Securities, in accordance with paragraph (b) below, a number of shares of new Voting Securities equal to the product of (i) the total number or amount of shares of new Voting Securities which the Company proposes to issue at such time and (ii) a fraction, the numerator of which shall be the total number of Shares in the Company which the Purchaser owns at such time, and the denominator of which shall be the total number of Shares of the Company then outstanding (prior to the issuance of new Voting Securities). The rights given by the Company under this Section 4.1(a) shall terminate if unexercised within thirty (30) days after receipt of the Notice of Issuance referred to in paragraph (b) below.

(b) In the event that the Company proposes to undertake an issuance of new Voting Securities, it shall give written notice (a “Notice of Issuance”) of its intention to the Purchaser, describing all material terms of the new Voting Securities, the price and all material terms upon which the Company proposes to issue such new Voting Securities. The Purchaser shall have thirty (30) days from the date of the Notice of Issuance to agree to purchase its pro rata share of such new Voting Securities (as determined pursuant to paragraph (a) above) for the same consideration and otherwise upon the terms specified in the Notice of Issuance by giving written notice to the Company, and stating therein the quantity of new Voting Securities to be purchased by the Purchaser. Upon the expiry of such thirty (30) day period, if the Purchaser has not provided such written notice to the Company, it shall be deemed to have refused to participate in the offering of new Voting Securities and the Company may issue such new Voting Securities to any other Person, as determined by the Company’s board.

ARTICLE V

MISCELLANEOUS

Section 5.1 Survival of the Representations and Warranties. All representations and warranties made by any Party shall survive for two years and shall terminate and be without further force or effect on the second anniversary of the date hereof, except as to (i) any claims thereunder which have been asserted in writing pursuant to Section 5.4 below against the Party making such representations and warranties on or prior to such second anniversary, and (ii) the Company’s representations contained in Section 2.1(a), (b) and (c) hereof, each of which shall survive indefinitely.

Section 5.2 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned at any time prior to Closing, (i) by mutual agreement of the Parties, (ii) by any Party in the event that the Closing has not occurred by March 1st, 2024 (the “Termination Date”), provided, however, that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any Party whose willful breach of this Agreement has resulted in the failure of the Closing to occur on or before the Termination Date. Nothing in this Section 5.2 shall be deemed to release any Party from any liability for any breach of this Agreement prior to the effective date of such termination and after the effective date of such termination the Parties shall continue to be bound by the provisions of Section 5.3 (Indemnification).

Section 5.3 Scope of Indemnification. Each of the Company and the Purchaser (an “Indemnifying Party”) shall indemnify and hold each other and their directors, officers and agents (collectively, the “Indemnified Party”) harmless from and against any losses, claims, damages, liabilities, judgments, fines, obligations, expenses and liabilities of any kind or nature whatsoever, including but not limited to any investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any pending or threatened legal action or proceeding, but excluding consequential damages, special or incidental damages, indirect damages, punitive damages, lost profits, and diminution in value (collectively, “Losses”) resulting from or arising out of: (i) the breach of any representation or warranty of such Indemnifying Party contained in this Agreement or in any schedule or exhibit hereto; or (ii) the violation or nonperformance, partial or total, of any covenant or agreement of such Indemnifying Party contained in this Agreement for reasons other than gross negligence or willful misconduct of such Indemnified Party. Notwithstanding the foregoing, the Indemnifying Party shall have no liability (for indemnification or otherwise) with respect to any Losses in excess of the aggregate total of the Purchase Price. In calculating the amount of any Losses of an Indemnified Party hereunder, there shall be subtracted the amount of any insurance proceeds and third-party payments received by the Indemnified Party with respect to such Losses, if any.

Section 5.4 Notice of Claims; Procedures. If an Indemnified Party makes any claim against an Indemnifying Party for indemnification, the claim shall be in writing and shall state in general terms the facts upon which such Indemnified Party makes the claim. In the event of any claim or demand asserted against an Indemnified Party by a third party upon which the Indemnified Party may claim indemnification, the Indemnifying Party shall give written notice to the Indemnified Party within 30 days after receipt from the Indemnified Party of the claim referred to above, indicating whether such Indemnifying Party intends to assume the defense of the claim or demand. If an Indemnifying Party assumes the defense, such Indemnifying Party shall have the right to fully control and settle the proceeding, provided, that, any such settlement or compromise shall be permitted hereunder only with the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed. If the Indemnifying Party elects not to assume the defense or fails to make such an election with the 30-day period, the Indemnified Party may, at its option, defend, settle, compromise or pay such action or claim; provided, that, any such settlement or compromise shall be permitted hereunder only with the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

Section 5.5 Governing Law; Jurisdiction. This Agreement shall be governed and interpreted in accordance with the laws of the State of New York without giving effect to the conflicts of law principles thereof. Each of the Parties hereto (a) irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of New York and any court of the United States located in the Borough of Manhattan in New York City with respect to all actions and proceedings arising out of or relating to this Agreement and the transactions contemplated hereby, (b) agrees that all claims with respect to any such action or proceeding shall be heard and determined in such courts and agrees not to commence any action or proceeding relating to this Agreement or the transactions contemplated hereby except in such courts, (c) irrevocably appoints [•] as agent upon whom process may be served in any such action or proceeding (d) irrevocably and unconditionally waives any objection to the laying of venue of any action or proceeding arising out of this Agreement or the transactions contemplated hereby and irrevocably and unconditionally waives the defense of an inconvenient forum, and (e) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

Section 5.6 Amendment. This Agreement shall not be amended, changed or modified, except by another agreement in writing executed by the Parties hereto.

Section 5.7 Binding Effect. This Agreement shall inure to the benefit of, and be binding upon, each of the Company and the Purchaser and their respective heirs, successors and permitted assigns and legal representatives.

Section 5.8 Assignment. Neither this Agreement nor any of the rights, duties or obligations hereunder may be assigned by the Company or the Purchaser without the express written consent of the other Parties, except that the Purchaser may assign all or any of its rights and obligations hereunder to any Affiliate of Purchaser without the consent of the other Parties, provided that no such assignment shall relieve the Purchaser of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of the foregoing sentence shall be null and void.

Section 5.9 Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of actual delivery if delivered personally to the Party or Parties to whom notice is to be given, on the date sent if sent by telecopier, tested telex or prepaid telegram, on the next business day following delivery to Federal Express properly addressed or on the day of attempted delivery by the U.S. Postal Service if mailed by registered or certified mail, return receipt requested, postage paid, and properly addressed as follows:

If to the Purchaser, at:	Address: Building 2, 101/201
1 Kechuang Road
Qixia District, Nanjing
Jiangsu Province, China 210046
Attn: Kai Lv
Email: lvkai@austinelec.com

If to the Company, at:	Address: UNIT 2, LG 1, MIRROR TOWER 61 MODY ROAD, TSIM SHA TSUI, KOWLOON
Attn: Ruping Wang
Email: 13952095903@139.com

Any Party may change its address for purposes of this Section 5.9 by giving the other Parties hereto written notice of the new address in the manner set forth above.

Section 5.10 Entire Agreement. Except pursuant to Section 3.1 with respect to a Related Transferee, this Agreement constitutes the entire understanding and agreement between the Parties hereto with respect to the matters covered hereby, and all prior agreements and understandings, oral or in writing, if any, between the Parties with respect to the matters covered hereby are merged and superseded by this Agreement.

Section 5.11 Severability. If any provisions of this Agreement shall be adjudicated to be illegal, invalid or unenforceable in any action or proceeding whether in its entirety or in any portion, then such provision shall be deemed amended, if possible, or deleted, as the case may be, from the Agreement in order to render the remainder of the Agreement and any provision thereof both valid and enforceable, and all other provisions hereof shall be given effect separately therefrom and shall not be affected thereby.

Section 5.12 Fees and Expenses. Except as otherwise provided in this Agreement, the Company and the Purchaser shall bear their respective expenses incurred in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated hereby, including fees and expenses of attorneys, accountants, consultants and financial advisors, whether or not the Closing has occurred.

Section 5.13 Public Announcements. None of the Parties to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media without the prior written consent of the other Parties unless otherwise required by Securities Law or other applicable law, and the Parties to this Agreement shall cooperate as to the timing and contents of any such press release, public announcement or communication.

Section 5.14 Specific Performance. The Parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 5.15 Headings. The headings of the various articles and sections of this Agreement are inserted merely for the purpose of convenience and do not expressly or by implication limit, define or extend the specific terms of the section so designated.

Section 5.16 Execution in Counterparts. For the convenience of the Parties and to facilitate execution, this Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute but one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the day and year first above written.

By:	/s/ Tao Ling
	Name:	Tao Ling
	Title:	Authorized Signatory

By:	/s/ Ruping Wang
	Name:	Ruping Wang
	Title:	Authorized Signatory

[SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT]

Exhibit A

Form of Registration Rights Agreement